

January 10, 2013

<u>Via E-Mail</u>
Mr. Braden N. Waverley
Chief Financial Officer
Federal Signal Corporation
1415 West 22nd Street
Oak Brook, Illinois 60523

      Re: **Federal Signal Corporation**
              Form 10-K for the Year Ended December 31, 2011
              Filed March 14, 2012
              Form 10-Q for the Quarter Ended June 30, 2012
              Filed August 3, 2012
              Form 8-K Dated September 4, 2012
              Filed September 7, 2012
              File No. 001-06003

Dear Mr. Waverley:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Linda Cvrkel

                                  Linda Cvrkel
                                  Branch Chief